UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Centrasia Mining Corp.

(formerly Baradero Resources Limited)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15626R102

(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

January 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

1	NAMES OF REPORTING PERSONS NICK DEMARE I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,034,999
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,034,999
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 5

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 15626R102	Page 3 of 5

Item. 1	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Centrasia Mining Corp. (formerly Baradero Resources Limited) (the “Issuer”). The Issuer’s principal executive offices are located at Suite #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nick DeMare.

Mr. DeMare beneficially owns shares of the Issuer’s common stock through Chase Management Ltd. (“Chase”), DNG Capital Corp., DNN Investments Ltd., and Marbella Capital Corp. (collectively the “DeMare Entities”).

Mr. DeMare is a citizen and resident of Canada. Mr. DeMare’s business address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

Since May, 1991, Mr. DeMare has been the President of Chase, a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Chase’s address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA. Mr. DeMare is also an officer and director of the Issuer.

During the last five years, Mr. DeMare has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. DeMare and the DeMare Entities acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Mr. DeMare and the DeMare Entities have sold shares in private transactions and through the public market. All of the transactions were funded through Mr. DeMare’s personal funds or the working capital of the DeMare Entities.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. DeMare or the DeMare Entities within the last 60 days. During the last 60 days, Mr. DeMare and the DeMare Entities have acquired and disposed of shares of the Issuer’s common stock, as follows:

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN$	Source of Funds (personal, bank, working capital, affiliate, from the Issuer, other)	Method of Acquisition or Disposition (private/public)
1/12/2007	(140,000)	$0.91	n/a	Private disposition of common stock

Item 4.	Purpose of Transaction.

(a)

Mr. DeMare is holding his shares of the Issuer (including shares held by the DeMare Entities) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in

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his own name, through the DeMare Entities, or through other entities).

Mr. DeMare does not have any other present plans or proposals that relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. DeMare will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)

As of January 31, 2007, Mr. DeMare owned beneficially 1,034,999 (4.49%, based upon 22,343,048 shares outstanding as of January 31, 2007) of the Issuer’s common shares. Mr. DeMare’s beneficial ownership includes:

(i)	344,999 common shares consisting of:
(A)	9,000 common shares held individually;
(B)	25,425 common shares held by Chase Management Ltd.;
(C)	61,631 common shares held by DNG Capital Corp.;
(D)	98,943 common shares held by DNN Investments Ltd.;
(E)	150,000 common shares held by Marbella Capital Corp.; and

(ii)	options to purchase 340,000 common shares consisting of:

(A)          options to purchase 275,000 common shares at $0.20 per share exercisable until September 14, 2010 held individually;

(B)          options to purchase 25,000 common shares at $XX per share exercisable until September 14, 2010 held by Chase Management Ltd.;

(C)          options to purchase 40,000 common shares at $0.70 per share exercisable until September 14, 2011 held by Chase Management Ltd.; and

(iii)	warrants to purchase 350,000 common shares consisting of:
(A)	warrants to purchase 200,000 common shares at $0.40 per share exercisable until

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September 14, 2007 held by DNN Investments Ltd.;

(B)          warrants to purchase 150,000 common shares at $0.40 per share exercisable until September 14, 2007 held by Marbella Capital Corp.

(b)	Mr. DeMare has the sole power to vote and to dispose of 1,034,999 of the Issuer’s common shares.

(c)

During the prior 60 days, Mr. DeMare did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. DeMare or the DeMare Entities.

(e)	As of January 12, 2007, Mr. DeMare has ceased to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2007	By: /s/ Nick DeMare Nick DeMare